EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

January 18, 2022

AVINO’S Q4 2021 PRODUCTION RESULTS EXCEEDS EXPECTATIONS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) highlights its fourth quarter and full year 2021 production results from its Avino Mine property near Durango, Mexico.

2021 Fourth Quarter Highlights

•	Increased Avino Mine underground operations: Underground mining operations continue to increase capacity. During Q4 2021, haulage increased by 56% compared to Q3 2021, and averaged over 1,500 tonnes per available day in December.

•	Increase in silver feed grades from the Avino Mine: Silver grade increased by 11% compared to Q3 2021.

•	Increase in consolidated recovery rates: Silver and copper recovery rose by 3% and 5%, respectively, compared to Q3 2021.

“The final quarter of the year exceeded our expectations, as we continue to gear up to full production, said David Wolfin, President and CEO of Avino. We were rewarded with higher than expected grades and exploration results have been encouraging as we continue to discover more of the Avino property. Training programs continue with the emphasis on building up our local workforce. We provide inclusive opportunities and are training a number of female underground workers at the mine. We look forward to closing the La Preciosa acquisition as we continue to build a district scale mining business and provide long-lasting careers and benefits for the people in our local communities.”

Q4 2021 came from the Avino Mine only. The Company is not expecting to process any Historical Above Ground Stockpiles at this time.

Avino Production Highlights for Q4 2021 (Compared to Q3 2021)

•	Silver equivalent production increased 101% to 541,432 oz*

•	Silver production increased by 139% to 163,933 oz

•	Copper production increased by 68% to 1.1 million lbs

•	Gold production increased by 92% to 2,158 oz

•	Mill throughput increased by 118% to 103,513 tonnes

•	Mine haulage increased by 56% to 110,553 tonnes

*In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.40 lb Cu. In Q3 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,790 oz Au and $4.25 lb Cu. Calculated figures may not add up due to rounding.

January 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q4 2021 Production Results Exceed Expectations

Consolidated Production Tables

Q4 2021
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	103,513	163,933	2,158	1,128,728	541,432
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	103,513	163,933	2,158	1,128,728	541,432
YTD 2021
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	154,498	236,035	3,328	1,856,722	826,589
Historic Above Ground Stockpiles	10,806	9,336	58	12,584	15,784
Consolidated	165,304	245,372	3,386	1,869,306	842,373

Q4 2021
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	56	0.86	0.55	89%	75%	90%
Historic Above Ground Stockpiles	-	-	-	-%	-%	-%
Consolidated	56	0.86	0.55	89%	75%	90%
YTD 2021[1]
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	53	0.88	0.60	89%	76%	91%
Historic Above Ground Stockpiles	41	0.26	0.12	65%	63%	45%
Consolidated	53	0.84	0.57	87%	75%	88%

1After a period of operational closure, production recommenced in Q3 2021

Avino Mine Production Highlights

	Q4 2021	Q3 2021[1]	Quarterly Change	YTD 2021
Total Mill Feed (dry tonnes)	103,513	47,452	118%	154,498
Feed Grade Silver (g/t)	56	50	11%	53
Feed Grade Gold (g/t)	0.86	0.95	-9%	0.88
Feed Grade Copper (%)	0.55	0.68	-19%	0.60
Recovery Silver (%)	89%	90%	-2%	89%
Recovery Gold (%)	75%	77%	-2%	76%
Recovery Copper (%)	90%	94%	-5%	91%
Total Silver Produced (oz)	163,933	68,599	139%	236,035
Total Gold Produced (oz)	2,158	1,125	92%	3,328
Total Copper Produced (Lbs)	1,128,728	672,951	68%	1,856,722
Total Silver Equivalent Produced (oz)[2]	541,432	269,680	101%	826,589

1Q3 2021 was the most recent quarter of consolidated production and is most appropriate for comparison purposes, as there was no production for Q4 2020.

2In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.40 lb Cu. In Q3 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,790 oz Au and $4.25 lb Cu. Calculated figures may not add up due to rounding.

January 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q4 2021 Production Results Exceed Expectations

Exploration and Operational Update

Exploration:

At the end of December, a total of 15,583 metres of drilling has been completed at the Avino property. The January 10, 2022 press release announcing drill results can be reviewed here or on our profiles on SEDAR and Edgar.

Operations:

New offices are being constructed on site for the geology and community outreach teams. The conversion to dry stack tailings continues on schedule with the construction of the filter building nearing completion.. In addition, a number of other efficiency-increasing capital projects were initiated in 2021 and are currently on track for completion in 2022. Concentrate sales to our main trading partner, Samsung, have continued on a monthly basis.

Corporate Update – Management Appointment

Avino is pleased to announce the appointment of Jennifer Trevitt to the position of Corporate Secretary in December 2021. Prior to joining the Company, Ms. Trevitt served as the Corporate Secretary and Vice President Corporate Affairs of Minco Silver Corporation and Minco Capital Corp. for 13 years. She is a Capilano College-certified Paralegal working in the Securities/Corporate finance industry for 23 years. In 2019, she obtained her Certificate in Mining Law and in November 2021 she completed the Fundamentals of U.S. Securities Law with Osgoode Hall Law School.

The Company wishes to express its heartfelt thanks and appreciation to Dorothy Chin, who has retired from the position of Corporate Secretary which she held for the last 13 years. She was a senior member of the management team with years of outstanding service, efficient work ethic and dedication to her job. The Company and all its directors, executives, employees, and consultants, wish her our very best for a happy retirement.

The Company will provide its 2022 outlook in the coming weeks, in the meantime please visit our website at www.avino.com to view information on the acquisition of La Preciosa and photos of the Tailings Facility Storage#2 progress.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Sprectromotry) methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs:, Inspectorate in the UK, and LSI in the Netherlands and AHK.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

January 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q4 2021 Production Results Exceed Expectations

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into Reserves as defined under SEC Industry Guide 7.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.